Exhibit 1

Davidson Kempner Delivers the Necessary Consents to Reconstitute the Sun-Times Board

Urges Sun-Times Holders to Continue to Deliver Additional WHITE Consent Cards

NEW YORK, January 16, 2009 — Davidson Kempner Capital Management LLC, a sizeable stockholder of Sun-Times Media Group, Inc. (OTC:SUTM) today announced it has received and delivered to the registered agent of Sun-Times in Delaware the required number of consents to reconstitute the Sun-Times board of directors.

Upon delivery of consents from holders representing a majority of the outstanding shares of Sun-Times, the nominees proposed by Davidson Kempner – Jeremy L. Halbreich, Robert A. Schmitz, and Michael E. Katzenstein – will join Robert B. Poile as the reconstituted board of directors of Sun-Times. Concurrently with the delivery of such consents, the present directors of Sun-Times, with the exception of Robert B. Poile, will be removed.

Davidson Kempner stated, “Through the provision of these consents, the stockholders have made clear their desire and support for a board of directors that is made up of professionals experienced in publishing and restructuring. Given the operating and financial challenges before Sun-Times, we believe that the reconstituted board has the better potential to guide and lead Sun-Times.”

While Davidson Kempner has delivered sufficient consents for the Sun-Times board of directors to be reconstituted, it recommends that stockholders who have not yet provided their consents continue to submit their WHITE consent cards until Sun-Times acknowledges the conclusion of the consent solicitation process.

If stockholders have any questions, or need assistance in providing their consent, please call Innisfree M&A Incorporated toll-free at (888) 750-5834. (Banks and brokers may call collect at (212) 750-5833.)

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